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                FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425
                 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO
                           RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                COMMISSION FILE NO.: 000-19290


NEWS RELEASE                                            [MILLENNIUM LETTERHEAD]

FOR RELEASE THURSDAY, DECEMBER 6, 2001 AT 7:00 AM EST

CONTACTS:
MILLENNIUM PHARMACEUTICALS, INC.       COR THERAPEUTICS, INC.
--------------------------------       ----------------------
Clare Midgley (investor)               Shari Annes (investor)
(617) 679-7480                         (650) 244-6889
Gina Brazier (investor)                Lisa Burns or Jonathan Nugent (investor)
(617) 551-3611                         Justin Jackson (media)
Adriana Jenkins (media)                Burns McClellan
(617) 761-6996                         (212) 213-0006


                 MILLENNIUM AND COR THERAPEUTICS AGREE TO MERGE
                  CREATING INTEGRATED BIOPHARMACEUTICAL COMPANY

          - COMBINED CAPABILITIES PROVIDE MARKET-LEADING PRODUCTS AND SUSTAINABLE PIPELINE OF NOVEL THERAPEUTICS IN FOUR MAJOR FRANCHISE AREAS -


CAMBRIDGE, MASS., AND SOUTH SAN FRANCISCO, CALIF., DECEMBER 6, 2001 - Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) and COR Therapeutics, Inc. (Nasdaq: CORR) today announced that they have signed a definitive agreement for Millennium to acquire COR in a stock-for-stock exchange valued at $2.0 billion. The combined company will be named Millennium Pharmaceuticals, Inc., with worldwide headquarters in Cambridge, Massachusetts. This merger will create a leading biopharmaceutical company with multiple products on the market, nine candidate products in human clinical trials, four therapeutic franchise areas, a strong commercial operating presence, and more than 1,200 employees in research and development. The two companies bring together complementary capabilities by uniting COR's cardiovascular expertise, product pipeline, and commercial infrastructure for its market-leading anti-platelet cardiovascular product, INTEGRILIN(R) (eptifibatide) Injection, with Millennium's genomic-based research, drug discovery and development technology platform, business leadership in strategic alliances, and product pipeline in oncology,


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

MILLENNIUM AND COR THERAPEUTICS AGREE TO MERGE CREATING INTEGRATED BIOPHARMACEUTICAL COMPANY

inflammation and metabolic disease. This merger serves as a key milestone in achieving Millennium's goal of creating a major biopharmaceutical company.

The merger agreement, which has been approved by the boards of directors of both companies, provides that COR shareholders will receive 0.9873 shares of newly-issued Millennium common stock in exchange for each COR share. Using Millennium's stock price at the close of business yesterday, this would result in an implied purchase price at such time of $35 per share of COR stock, a 77% premium to yesterday's close, and a 64% premium to the trailing 30-day average close.

"By uniting the people and resources of Millennium and COR, we are executing on our plan to build the industry's leading biopharmaceutical company and deliver breakthrough personalized medicine that addresses some of the most significant therapeutic needs of patients," said Mark Levin, chief executive officer of Millennium. "This merger provides commercial operating infrastructure, leading-edge clinical and research programs, and critical mass across Millennium's integrated capabilities in four franchise areas."

As a result of this transaction, Millennium expects to issue a total of approximately 58 million new shares to current COR shareholders. The transaction is intended to be accounted for using the purchase method of accounting and will result in significant goodwill and in-process R&D charges. As of September 30, 2001, COR had approximately $633 million in cash, cash equivalents and marketable securities. The transaction is subject to approval by Millennium and COR shareholders and to Hart Scott Rodino clearance. The deal is expected to close in the first quarter of 2002.

Upon closing of the merger, Millennium expects to add four members of COR's board of directors to its board of directors including: Vaughn Kailian, current president and CEO of COR, who will serve as vice chairperson of the Millennium board; Shaun Coughlin, MD, PhD, Professor of Medicine and Cellular and Molecular Pharmacology and Director, Cardiovascular Research Institute, University of California at San Francisco; Ernest Mario, former Chairman and CEO of Alza Corporation; and Ginger Graham, Group Chairman of Guidant Corporation. Mark Levin will continue as Millennium's chairperson and chief executive officer.

Key members of COR's management have indicated they will join Millennium in the following capacities: Vaughn Kailian, as vice chairperson of Millennium, will become responsible for commercial operations and the therapeutic area businesses. Charles Homcy, M.D., currently executive vice president of research and development at COR, will become president of research and development at Millennium. Kevin Starr, currently Millennium's executive vice president, business operations and chief financial officer, will be promoted to the position of chief operating officer effective immediately. Vaughn Kailian, Charles Homcy and Kevin Starr will report to Mark Levin.

"Together with Millennium, we believe that we will have the financial strength to accelerate our collective research, clinical programs and product development in key therapeutic areas, such as cardiovascular disease and oncology, and create a powerful product-focused biopharmaceutical company," said Vaughn Kailian, chief executive officer of COR. "Both companies have a shared commitment to the discovery and development of novel products and a shared passion to delivering products to the market that provide new therapies for patients."

MILLENNIUM AND COR THERAPEUTICS AGREE TO MERGE CREATING INTEGRATED BIOPHARMACEUTICAL COMPANY

"Millennium and COR create an unparalleled combination of scientific leadership to bring the next generation of gene-to-patient products to the market based on a knowledge of molecular medicine," said Charles Homcy, executive vice president of research and development at COR. "With nine exciting novel therapeutics currently in clinical trials, our combined team has a pipeline that is complementary in its timing and focus to deliver a portfolio of products that address important needs of patients."

Millennium and COR both view mergers, product and company acquisitions, alliances and collaborations as critical strategic components in the creation of a robust pipeline of products and commercial capabilities. Millennium has pursued a total of four mergers during the past four years with a successful track record of integration. Millennium intends to continue to engage in transforming relationships including in-licensing of novel products and acquisition of companies with complementary product pipelines and technology to build the infrastructure of a leading biopharmaceutical company.

COMPETITIVE STRENGTHS
The transaction is expected to result in synergies across several key functional areas. Following is an overview of the anticipated major benefits:

o        COMMERCIAL CAPABILITIES AND PRODUCTS
The commercial capabilities team will include more than 140 employees dedicated to marketing and sales. COR's lead product, INTEGRILIN(R) (eptifibatide) Injection, received approval from the U.S. Food and Drug Administration (FDA) in 1998 for the management of patients with acute coronary syndromes and for patients undergoing percutaneous coronary intervention. Sales of INTEGRILIN reached $53 million in the third quarter of 2001. More than 20 clinical trials are being conducted to determine the potential efficacy of INTEGRILIN in a variety of other indications.

Commercial products developed by Millennium include Campath(R) (alemtuzumab), an oncology product for the treatment of patients with B-cell chronic lymphocytic leukemia (B-CLL), and Melastatin(TM), a Diagnomic(TM) gene detection product that helps determine the risk of metastatic cutaneous melanoma, or skin cancer.

o        HIGHLIGHTS OF THE CLINICAL PIPELINE
The Millennium and COR product pipelines are highly complementary, as the research, discovery and clinical development strategy of both companies includes focus on the therapeutic areas of oncology, cardiology, inflammation and metabolic disease. The expanded Millennium therapeutic pipeline offers a comprehensive and promising portfolio of products in clinical development, including the first genomically-derived drug target for obesity, MLN4760, as well as three novel therapeutics for oncology: LDP-341, a first-in-class proteasome inhibitor for multiple myeloma and other cancers; J591, an anti-PSMA antibody for prostate cancer; and CT53518, a first-in-class RTK inhibitor for acute myeloid leukemia. Following completion of the merger, Millennium's clinical pipeline will have nine products in human clinical trials. The deep preclinical pipeline is expected to fuel the initiation of clinical trials for 3-4 new product candidates in 2002.

o        FINANCIAL OUTLOOK
Upon closing of the merger, the newly-combined company will have significant financial strength, with approximately $2 billion in cash and an estimated $400 million in combined revenue. The lead

MILLENNIUM AND COR THERAPEUTICS AGREE TO MERGE CREATING INTEGRATED BIOPHARMACEUTICAL COMPANY

commercial product, INTEGRILIN, is the #1 product in the class of intravenous anti-platelet agents with significant growth potential. The 2001 sales expectations for INTEGRILIN have been revised to $225-230 million worldwide, with continued opportunities for strong growth at an expected rate of more than 30% over the next several years.


o        ORGANIZATION AND PEOPLE
The combined resources of Millennium and COR will create an organization of 1,800 employees, including more than 1,200 research and development scientists. The combined companies will be equipped with a skilled sales force and commercial infrastructure, as well as a world-class research and development organization. Millennium and COR have built a critical mass of research capabilities with annual research and development investment of approximately $500 million planned for 2002. Upon closing of the merger, the leadership of Millennium will combine the management strengths of both companies in roles within senior management and the board of directors.

ABOUT MILLENNIUM
Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs more than 1,500 people.

ABOUT COR
COR Therapeutics, Inc., is dedicated to the discovery, development and commercialization of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. COR has complementary research and development programs that seek to address critical needs in severe cardiovascular care, including unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis. Recently, COR has extended its research and development activities to include oncology.

ABOUT CAMPATH(R) (ALEMTUZUMAB) INJECTION
Campath is indicated for the treatment of B-cell chronic lymphocytic leukemia (B-CLL) in patients who have been treated with alkylating agents and who have failed fludarabine therapy. Boxed Warning Summary: Campath should be administered under the supervision of a physician experienced in the use of antineoplastic agents. Hematologic toxicity: Serious and, in rare instances fatal, pancytopenia/marrow hypoplasia, autoimmune idiopathic thrombocytopenia, and autoimmune hemolytic anemia have occurred in patients receiving Campath therapy. Infusion reactions: Campath can result in serious infusion reactions. Infections, opportunistic infections: Serious, sometimes fatal bacterial, viral, fungal, and protozoan infections have been reported in patients receiving Campath.

ABOUT INTEGRILIN(R) (EPTIFIBATIDE) INJECTION
INTEGRILIN is indicated for the treatment of patients with acute coronary syndrome (unstable angina and non-Q-wave MI) including patients who are to be managed medically and those undergoing percutaneous coronary intervention ("PCI"). INTEGRILIN is also indicated for use at time of percutaneous coronary interventions, including procedures involving intracoronary stenting.

INTEGRILIN is contraindicated in patients with a history of bleeding diathesis, or evidence of abnormal bleeding within the previous 30 days; severe hypertension (systolic blood pressure greater than 200 mm Hg or diastolic blood pressure greater than 110 mm Hg) not adequately controlled on antihypertensive therapy; major surgery within the preceding six weeks; history of stroke within 30 days, or any history of hemorrhagic stroke; current or planned administration of another parenteral GP IIb-IIIa inhibitor; dependency on renal dialysis; or known hypersensitivity to any component of the product.
Bleeding is the most common complication encountered during INTEGRILIN(R) (eptifibatide) Injection therapy. The majority of excess major bleeding events were localized at the femoral artery access site. Oropharyngeal, genitourinary, gastrointestinal, and retroperitoneal bleeding were seen more commonly with INTEGRILIN compared with placebo.

STATEMENTS IN THIS PRESS RELEASE REGARDING THE PROPOSED TRANSACTION BETWEEN MILLENNIUM AND COR, THE EXPECTED TIMETABLE FOR COMPLETING THE TRANSACTION, FUTURE FINANCIAL AND OPERATING RESULTS, BENEFITS AND SYNERGIES OF THE TRANSACTION, FUTURE OPPORTUNITIES FOR THE COMBINED COMPANY, DISCOVERY AND DEVELOPMENT OF PRODUCTS, POTENTIAL ACQUISITIONS, STRATEGIC ALLIANCES AND INTELLECTUAL PROPERTY, AND ANY OTHER STATEMENTS ABOUT MILLENNIUM OR COR MANAGEMENT'S FUTURE EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS "BELIEVES," "PLANS," "ANTICIPATES," "EXPECTS," ESTIMATES AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING: THE INABILITY TO CONSUMMATE THE TRANSACTION, THE INABILITY OF MILLENNIUM TO SUCCESSFULLY INTEGRATE COR'S OPERATIONS AND EMPLOYEES; THE INABILITY TO REALIZE ANTICIPATED SYNERGIES AND COST SAVINGS; ADVERSE RESULTS IN DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; FAILURE TO OBTAIN PATENT PROTECTION FOR DISCOVERIES; COMMERCIAL LIMITATIONS IMPOSED BY PATENTS OWNED OR CONTROLLED BY THIRD PARTIES; DEPENDENCE UPON STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON OUR WORK; DIFFICULTIES OR DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET PRODUCTS AND SERVICES RESULTING FROM THE COMBINED COMPANY'S DEVELOPMENT EFFORTS; THE REQUIREMENT FOR SUBSTANTIAL FUNDING TO CONDUCT RESEARCH AND DEVELOPMENT AND TO EXPAND COMMERCIALIZATION ACTIVITIES; AND THE OTHER FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS THAT MAY AFFECT RESULTS" IN MILLENNIUM'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001, AND UNDER THE HEADING "RISK FACTORS" IN COR'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001, WHICH DESCRIPTIONS ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE. MILLENNIUM AND COR DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS PRESS RELEASE.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Millennium plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/ Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting Gina Brazier or from COR by contacting Shari Annes.

MILLENNIUM AND COR, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE SOLICITING PROXIES FROM MILLENNIUM'S OR COR'S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. A LIST OF THE NAMES OF MILLENNIUM'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN MILLENNIUM IS CONTAINED IN MILLENNIUM'S PROXY STATEMENT DATED MARCH 26, 2001, ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 6, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A LIST OF THE NAMES OF COR'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN COR IS CONTAINED IN COR'S PROXY STATEMENT DATED APRIL 26, 2001, AND ITS CURRENT REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, WHICH DOCUMENTS ARE FILED WITH THE SEC. A MORE COMPLETE DESCRIPTION WILL BE AVAILABLE IN THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS.

                                      # # #


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INTEGRILIN(R) is a registered trademark of COR Therapeutics, Inc.

Editor's Notes:
- This release and additional information is available on Millennium's Web site at: www.millennium.com.
- Millennium will webcast a live conference call at 9:00 am EST today, December 6, 2001, as part of the company's effort to insure full disclosure to all parties. The webcast may be accessed at www.millennium.com or www.corr.com, and will be archived for five business days.


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